BRF S.A.

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Announcement to the market

BRF S.A. (“BRF”) announced that today its subsidiary BRF GmbH (the “Issuer”) priced an international offering of 10 (ten) year senior notes in the aggregate amount of U.S.$500.0 million (the “Notes”).

The Notes, which will mature on September 29, 2026, will be issued with a coupon of 4.350% per year, payable semi-annually, beginning on March 29, 2017.

The Notes will be guaranteed by BRF, will be senior unsecured obligations of the Issuer and BRF and will rank pari passu in right of payment with all of the Issuer’s and BRF’s existing and future unsecured unsubordinated indebtedness.

BRF intends to use the entirety of the net proceeds of the offering to refinance a portion of its foreign currency outstanding indebtedness that will settle in the short term.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”) and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Notes are being sold exclusively to qualified institutional buyers, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários ‑ CVM).  The Notes were not offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. BRF has applied to list the Notes on the Luxembourg Stock Exchange for trading on the Euro MTF Market, subject to approval by the same.

This announcement does not constitute an offering to sell Notes nor a request for offerings to purchase the Notes, nor shall any offer or sale of these Notes take place in any state or jurisdiction in which such offering is prohibited, under the securities laws of that state or jurisdiction.

São Paulo, September 22, 2016

José Alexandre Carneiro Borges
Chief Financial Officer and Investor Relations Officer
BRF S.A.